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Exhibit 12

The AES Corporation and Subsidiaries

Statement Re: Calculation of Ratio of Earnings to Fixed Charges
(in millions, unaudited)

	1999	2000	2001	2002	2003
Actual:
Computation of Earnings:
Income from continuing operations before income taxes	$489	$1,063	$690	$(1,338)	$502)
Adjustment for undistributed equity earnings, net of distributions	72	(375)	(156)	251	(7)
Depreciation of previously capitalized interest	6	7	9	12	16
Fixed charges	801	1,279	1,596	2,059	2,162
Less:
Capitalized interest	(100)	(181)	(207)	(236)	(115)
Preference security dividend of consolidated subsidiary	(2)	(2)	(2)	(2)	(2)
Minority interest in pre-tax income of subsidiary that has not incurred fixed charges	—	—	—	0

Earnings	$1,266	$1,791	$1,930	$746	$2,556

Computation of Fixed Charges:
Interest expensed and amortization of issuance costs	$661	$1,042	$1,327	$1,761	$1,986
Capitalized interest	100	181	207	236	115
Preference security dividend of consolidated subsidiary	2	2	2	2	2
Interest expense included in rental expense	38	54	60	60	60

Fixed Charges	$801	$1,279	$1,596	$2,059	$2,163

Ratio of earnings to fixed charges	1.58x	1.40x	1.21x	.36x	1.18x

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The AES Corporation and Subsidiaries Statement Re: Calculation of Ratio of Earnings to Fixed Charges (in millions, unaudited)